SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               LEHIGH GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                                       524816105
                                 (Cusip Number)

Richard C. Hoffman, Southwicke Corporation, 1430 Broadway, 13th Floor, New York, NY 10018 (212) 391-1392
(Name,  Address and  Telephone  Number of Person
Authorized to Receive Notices and Communications)

                                  July 2, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  524816105

1) Names of Reporting Persons/S.S.  or I.R.S.  Identification Nos. of Above
Person: SOUTHWICKE CORPORATION

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions): AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6) Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power: 0 shares

(8) Shared Voting Power: 2,670,757 shares (including 750,000 shares with voting power as to specified matters under an Irrevocable Proxy)

(9)  Sole Dispositive Power: 0 shares

(10) Shared Dispositive Power: 1,920,757 shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,670,757 shares (includes 750,000 shares as to which reporting person has voting power as to specified matters under an Irrevocable Proxy) 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ] 13) Percent of Class Represented by Amount in Row 11: 25.8%

(14) Type of Reporting Person (See Instructions): CO

CUSIP No.  524816105

1) Names of Reporting Persons/S.S.  or I.R.S.  Identification Nos. of Above
Person: HALTON HOUSE, LTD.

2) Check the Appropriate Box if a Member of a Group (See  Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions): N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6) Citizenship or Place of Organization: BAHAMAS

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power: 0 shares

(8) Shared Voting Power: 2,670,757 shares (including 750,000 shares with voting power as to specified matters under an Irrevocable
Proxy)

(9)  Sole Dispositive Power: 0 shares

(10) Shared Dispositive Power: 1,920,757 shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,670,757 (includes 750,000 shares as to which Southwicke Corporation, a wholly owned subsidiary of reporting person, has voting power as to specified matters under an Irrevocable Proxy)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13) Percent of Class Represented by Amount in Row 11: 25.8%

14) Type of Reporting Person (See Instructions): CO

CUSIP No.  524816105

1) Names of Reporting Persons/S.S.  or I.R.S.  Identification Nos. of Above
Person: THE HALTON DECLARATION OF TRUST

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions): N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6) Citizenship or Place of Organization: BAHAMAS

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power: 0 shares

(8) Shared Voting Power: 2,670,757 shares (including 750,000 shares with voting power as to specified matters under an Irrevocable Proxy)

(9)  Sole Dispositive Power: 0 shares

(10) Shared Dispositive Power: 1,920,757 shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,670,757 (includes 750,000 shares as to which Southwicke Corporation, a wholly owned subsidiary of Halton House, Ltd., a corporation of which reporting person is beneficial owner, has voting power as to specified matters under an Irrevocable Proxy)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13) Percent of Class Represented by Amount in Row 11: 25.8%

14) Type of Reporting Person (See Instructions): OO

CUSIP No.  524816105

1) Names of Reporting Persons/S.S.  or I.R.S.  Identification Nos. of Above
Person: BAHAMAS PROTECTORS, LTD.

2)Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions): N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6) Citizenship or Place of Organization: BAHAMAS

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power: 0 shares

(8) Shared Voting Power: 2,670,757 shares (including 750,000 shares with voting power as to specified matters under an Irrevocable Proxy)

(9)  Sole Dispositive Power: 0 shares

(10) Shared Dispositive Power: 1,920,757 shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
2,670,757 (includes 750,000 shares as to which Southwicke Corporation, a wholly owned subsidiary of Halton House, Ltd., a corporation of which The Halton Declaration of Trust is beneficial owner and over which the reporting person exercises all power with respect to investment or voting of securities beneficially owned by said Trust, has voting power as to specified matters under an Irrevocable Proxy)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13) Percent of Class Represented by Amount in Row 11: 25.8%

14) Type of Reporting Person (See Instructions): OO

CUSIP No.  524816105

1) Names of Reporting Persons/S.S.  or I.R.S.  Identification Nos. of Above
Person: RICHARD L. KRAMER

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions): N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6) Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power: 0 shares

(8)  Shared Voting Power: 0 shares

(9)  Sole Dispositive Power: 0 shares

(10) Shared Dispositive Power: 0 shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [x] Mr. Kramer is a reporting person solely by virtue of his position as a director and executive officer of Southwicke Corporation.

13) Percent of Class Represented by Amount in Row 11: N/A

14) Type of Reporting Person (See Instructions): IN

CUSIP No.  524816105

1) Names of Reporting Persons/S.S.  or I.R.S.  Identification Nos. of Above
Person: WILLIAM L. REMLEY

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions): N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6) Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power: 0 shares

(8)  Shared Voting Power: 0 shares

(9)  Sole Dispositive Power: 0 shares

(10) Shared Dispositive Power: 0 shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [x] Mr. Remley is a reporting person solely by virtue of his positions as a director and executive officer of Southwicke Corporation and Halton House, Ltd.

13) Percent of Class Represented by Amount in Row 11: N/A

14) Type of Reporting Person (See Instructions): IN

CUSIP No.  524816105

1) Names of Reporting Persons/S.S.  or I.R.S.  Identification Nos. of Above
Person: RICHARD C. HOFFMAN

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions): N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6) Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power: 0 shares

(8)  Shared Voting Power: 0 shares

(9)  Sole Dispositive Power: 0 shares

(10) Shared Dispositive Power: 0 shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [x] Mr. Hoffman is a reporting person solely by virtue of his position as a director and executive officer of Southwicke Corporation.

13) Percent of Class Represented by Amount in Row 11: N/A

14) Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

COMMON STOCK
LEHIGH GROUP, INC., 810 SEVENTH AVENUE, NEW YORK, NY  10019

Item 2. Identity and Background

SOUTHWICKE CORPORATION
a Delaware corporation
Southwicke Corporation currently has no principal business. It was formed in connection with the transactions described in this Schedule 13D 1430 Broadway, 13th Floor, New York, NY 10018 In the last five years, Southwicke Corporation has not been convicted in a criminal proceeding. In the last five years, Southwicke Corporation has not been a party to a civil proceeding, the result of which was, and is not subject to, any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

HALTON HOUSE, LTD.
a Bahamian corporation
Halton House, Ltd. is a holding corporation for various industrial, manufacturing and technology companies c/o Coutts and Company (Bahamas) LTD., P.O. Box N7788, West Bay Street, Nassau, Bahamas In the last five years, Halton House, Ltd. has not been convicted in a criminal proceeding. In the last five years, Halton House, Ltd. has not been a party to a civil proceeding, the result of which was, and is not subject to, any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

THE HALTON DECLARATION OF TRUST
a trust created under Bahamian law
c/o Coutts and Company (Bahamas LTD., P.O. Box N7788, West Bay Street, Nassau, Bahamas In the last five years, The Halton Declaration of Trust has not been convicted in a criminal proceeding. In the last five years, The Halton Declaration of Trust has not been a party to a civil proceeding, the result of which was, and is not subject to, any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

BAHAMAS PROTECTORS, LTD.
A Bahamian corporation
c/o Charlotte House, Charlotte Street, P.O. Box N-341, Nassau, Bahamas
All powers with respect to investment or voting of securities beneficially owned by The Halton Declaration of Trust are exercisable by Bahamas Protectors, Ltd., as protector under the constituent instruments of The Halton Declaration of Trust and pursuant to an instrument effective as of October 20, 1995. Bahamas Protectors, Ltd. is therefore included within the definition of "Reporting Persons". In the last five years, Bahamas Protectors, Ltd. has not been convicted in a criminal proceeding. In the last five years, Bahamas Protectors, Ltd. has not been a party to a civil proceeding, the result of which was, and is not subject to, any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

RICHARD L. KRAMER
Business address: 1430 Broadway, 13th Floor, New York, NY  10018
Director and executive officer of various real estate development, manufacturing and industrial, textile, holding and management companies, including but not limited to Southwicke Corporation, CPT Holdings, Inc., J&L Structural, Inc., Republic Properties Corporation, Sunderland Industrial Holdings Corporation, Weldotron Corporation, Texfi Industries, Inc. and Mentmore Holdings Corporation. In the last five years, Mr. Kramer has not been convicted in a criminal proceeding. In the last five years, Mr. Kramer has not been a party to a civil proceeding, the result of which was, and is not subject to, any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. U.S. citizen

WILLIAM L. REMLEY
Business address: 1430 Broadway, 13th Floor, New York, NY  10018
Director and executive officer of various manufacturing, industrial, holding and management companies, including but not limited to Southwicke Corporation, Halton House, Ltd., CPT Holdings, Inc., J&L Structural, Inc., Sunderland Industrial Holdings Corporation, Weldotron Corporation, Texfi Industries, Inc., Trinity Investment Corp., Lyford Corp., Ascott Wing, Inc. and Mentmore Holdings Corporation. In the last five years, Mr. Remley has not been convicted in a criminal proceeding. In the last five years, Mr. Remley has not been a party to a civil proceeding, the result of which was, and is not subject to, any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. U.S. citizen

RICHARD C. HOFFMAN
Business address: 16 Cove Road, Greenwich, CT  06870
Attorney, Richard C. Hoffman, P.C.
In the last five years, Mr. Hoffman has not been convicted in a criminal proceeding.
In the last five years, Mr. Hoffman has not been a party to a civil proceeding, the result of which was, and is not subject to, any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. U.S. citizen

Item 3. Source and Amount of Funds or Other Consideration
$425,000 capital contribution from Halton House, Ltd. to Southwicke Corporation to purchase 1,920,757 shares of common stock from Wilbert F. Schwartz, Thomas E. Arnold, Jr., and Karl W. Dolk, Trustees of the Base Assets Trust, under agreement dated May 6, 1994. Purchase effected on July 2, 1996.

Voting power as to 750,000 shares of common stock acquired from Kenneth Godt, as Trustee of The Orion Trust under Irrevocable Proxy granted July 2, 1996.

Item 4. Purpose of Transaction

Southwicke Corporation's primary purpose in acquiring common stock of the issuer is investment. While the reporting persons have no present agreement to acquire additional shares of common stock, Southwicke Corporation may acquire beneficial and/or legal ownership of additional shares of common stock of the issuer in the future, through purchase or proxy. Southwicke Corporation plans to oppose the proposed transaction between DHB Capital Group Inc. and the issuer and reporting persons may propose alternative business combinations involving the issuer. Reporting persons intend to seek representation on issuer's Board of Directors.

Item 5. Interest in Securities of the Issuer

(a)      SOUTHWICKE CORPORATION     2,670,757 shares  25.8%
         HALTON HOUSE, LTD.         2,670,757 shares  25.8%
         THE HALTON DECLARATION OF
                  TRUST             2,670,757 shares  25.8%
         BAHAMAS PROTECTORS, LTD.   2,670,757 shares  25.8%
         RICHARD L. KRAMER               0 shares             0.00%
         WILLIAM L. REMLEY               0 shares             0.00%
         RICHARD C. HOFFMAN              0 shares             0.00%

(b) Southwicke Corporation, Halton House Ltd., The Halton Declaration of Trust, and Bahamas Protectors, Ltd. have shared power to vote or direct the vote of 2,607,757 shares of common stock (including 750,000 shares pursuant to an Irrevocable Proxy granted July 2, 1996). Southwicke Corporation, Halton House Ltd., The Halton Declaration of Trust, and Bahamas Protectors, Ltd. have shared power to dispose of 1,920,757 shares.

Richard L. Kramer, William L. Remley and Richard C. Hoffman do not have sole or shared power to vote or dispose of any of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Irrevocable Proxy granted by Kenneth Godt, Trustee of The Orion Trust to Southwicke Corporation with respect to voting for the election of directors and approval of a business combination and related matters. Said proxy expires on June 30, 1997.

Item 7.  Material to Be Filed as Exhibits

Exhibit (1) Joint Filing Agreement among Southwicke Corporation, Halton House, Ltd., The Halton Declaration of Trust, Bahamas Protectors, Ltd., Richard
L. Kramer, William L. Remley, Richard C. Hoffman.

Exhibit (2) Irrevocable Proxy granted by Kenneth Godt, Trustee of The Orion Trust to Southwicke Corporation.

Exhibit (3) Limited Power of Attorney.

Signature.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              SOUTHWICKE CORPORATION

Date:  July 12, 1996                          By       /s/ William L. Remley
                                                 ----------------------------
                                                      Name:  William L. Remley
                                                      Title: President


                                              HALTON HOUSE, LTD.

Date:  July 12, 1996                             By       /s/ William L. Remley
                                                   ----------------------------
                                                     Name:  William L. Remley
                                                     Title: President

                                               THE HALTON DECLARATION OF TRUST
                                                  By:  BAHAMAS PROTECTORS, LTD.

Date:  July 12, 1996                                 By       /s/ Gary R. Siegel
                                                       -------------------------
                                                      Gary R. Siegel under
                                                            Power of Attorney

                                                 BAHAMAS PROTECTORS, LTD.

Date:  July 12, 1996                             By       /s/ Gary R. Siegel
                                                    -------------------------
                                                    Gary R. Siegel under
                                                           Power of Attorney

Date:  July 12, 1996                                /s/ Richard L. Kramer
                                                        RICHARD L. KRAMER


Date:  July 12, 1996                                /s/ William L. Remley
                                                        WILLIAM L. REMLEY


Date:  July 12, 1996                               /s/ Richard C. Hoffman
                                                       RICHARD C. HOFFMAN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001).

EXHIBIT (1)

                             JOINT FILING AGREEMENT

         Each of the undersigned hereby agrees that the Schedule 13D filed herewith is filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

                                            SOUTHWICKE CORPORATION

Date:  July 12, 1996                        By       /s/ William L. Remley
                                              ----------------------------
                                                    Name:  William L. Remley
                                                    Title: President


                                            HALTON HOUSE, LTD.

Date:  July 12, 1996                        By       /s/ William L. Remley
                                              ----------------------------
                                                    Name:  William L. Remley
                                                    Title: President


                                             THE HALTON DECLARATION OF TRUST
                                                   By: BAHAMAS PROTECTORS, LTD.

Date:  July 12, 1996                        By       /s/ Gary R. Siegel
                                              -------------------------
                                                  Gary R. Siegel under
                                                       Power of Attorney


                                            BAHAMAS PROTECTORS, LTD.

Date:  July 12, 1996                        By       /s/ Gary R. Siegel
                                              -------------------------
                                                 Gary R. Siegel under
                                                       Power of Attorney


Date:  July 12, 1996                                 /s/ Richard L. Kramer
                                            ------------------------------
                                                         RICHARD L. KRAMER

Date:  July 12, 1996                                 /s/ William L. Remley
                                            ------------------------------
                                                         WILLIAM L. REMLEY

Date:  July 12, 1996                                /s/ Richard C. Hoffman
                                             -----------------------------
                                                        RICHARD C. HOFFMAN

EXHIBIT (2)

                                IRREVOCABLE PROXY

         Kenneth Godt, as Trustee of The Orion Trust ("Grantor"), hereby irrevocably appoints Southwicke Corporation or its designees, with full power of substitution, as proxy for Grantor to vote the shares of common stock of Lehigh Group, Inc. (the "Company") which Grantor is entitled to vote, for and in the name, place and stead of Grantor, at any meeting of the holders of shares of the Company's common stock or any adjournments or postponements thereof or pursuant to any consent in lieu of a meeting, or otherwise, with respect only to the following:

(1) The election of directors; and

(2) The approval of a Business Combination, as hereinafter defined, and any matters related to or in connection with a Business Combination and any corporate action, the consummation of which would violate, frustrate the purposes of, or prevent or delay, or facilitate or encourage the consummation of a Business Combination (including without limitation a proposal to amend the Articles of Incorporation or Bylaws of the Corporation or issue Company securities). As used herein, "Business Combination" shall mean a merger, exchange of capital stock, stock or asset acquisition or divestiture or similar business combination proposed or promoted by management of the Company, including but not limited to the proposed merger/transaction between DHB Capital Group Inc. and Lehigh Group, Inc.

The undersigned represents and warrants that the undersigned has all necessary power and authority to deliver this proxy.

This proxy is coupled with an interest and is expressly made irrevocable and will expire on June 30, 1997.

This proxy shall be filed with the Secretary of the Company.


                                   KENNETH GODT, TRUSTEE OF THE ORION TRUST


                                    By  /s/ Kenneth Godt

EXHIBIT (3)

                            LIMITED POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS:

         WHEREAS,   the  undersigned,   BAHAMAS  PROTECTORS,   LTD.,  a  Bahamas
international business corporation ("Bahamas Protectors"), is the duly appointed Protector of The Halton Declaration of Trust (the "Trust"); and

         WHEREAS, in its capacity as Protector of the Trust, Bahamas Protectors desires to execute, deliver and/or file, any and all securities filings and/or public documents required to be delivered and/or filed with the United States Securities and Exchange Commission or any other United States government agency, including, without limitation, Schedules 13-D, amendments to Schedules 13-D, Forms 3 (Initial Statement of Beneficial Ownership of Securities), Forms 4 (Statement of Changes in Beneficial Ownership) and proxy statements [collectively, the "Documents"] with respect to each of CPT Holdings, Inc., Texfi Industries, Inc., Weldotron Corporation, Lehigh Group, Inc. and/or any other publicly traded company or other entity for which the Trust is designated as a controlling person (collectively, the "Corporations").

         NOW THEREFORE, intending to be legally bound, the undersigned declares as follows:

                  1. The undersigned constitutes and appoints GARY R. SIEGEL, of Potomac, Maryland, as the true and lawful attorney-in-fact of the undersigned, to take any action in the name and place of the undersigned which is necessary or appropriate, in the attorney's sole judgment, in connection with executing, delivering and/or filing of any of the Documents.

                  2. This power of attorney shall be revocable at any time and for any reason whatsoever, but shall continue to be effective for all purposes and in all respects from the date hereof through the date that the attorney-in-fact receives written notice of revocation. The attorney-in-fact shall not be required to post bond of any nature in connection with this power of attorney.

                  3. The undersigned hereby ratifies and confirms, and promises at all times to ratify and confirm, any and all actions which the attorney-in-fact shall lawfully do or cause to be done by virtue of these presents, including anything which shall be done between the revocation of these presents and notice of such revocation reaching the attorney-in-fact, and the undersigned does hereby declare that, as against the undersigned and all persons claiming under the undersigned, everything which the attorney-in-fact shall do or cause to be done in pursuance hereof after such revocation as aforesaid shall be valid and effectual in favor of any person claiming the benefit thereof who before the doing thereof shall not have had notice of such revocation.

         IN WITNESS WHEREOF, the undersigned has executed this Limited Power of Attorney on this 11th day of July, 1996.

                                BAHAMAS PROTECTORS, LTD.
                                   a Bahamas international business corporation

                                   By:/s/ P. B. Evans
                                      ----------------
                                    Name: P. B. EVANS
                                    Title: President

COMMONWEALTH               )
OF                         ) SS:
THE BAHAMAS                )

         The undersigned, a Notary Public or other Public Official in and for the aforesaid jurisdiction, does hereby certify that the abovesigned, P. B. Evans, who is personally known to me (or satisfactorily proven) as the President of Bahamas Protectors, Ltd., a Bahamas international business corporation (the "Corporation"), personally appeared before me in said jurisdiction, and acknowledged that he executed the foregoing Limited Power of Attorney for and on behalf of the Corporation for the purposes therein contained.

         Given under my hand and seal this 11th day of July, 1996.

                                  /s/ Peter Fletcher
                                  Notary Public

                                  My Commission Expires:  12/31/96

[Notarial Seal]